May 12, 2026

Leandro Iglesias
Chief Executive Officer
IQSTEL Inc.
The Corporate Place, Inc.
601 E. Charleston Blvd. Ste. 100
Las Vegas, NV 89104

        Re: IQSTEL Inc.
            Draft Registration Statement on Form S-1
            Submitted May 06, 2026
            CIK No. 0001527702
Dear Leandro Iglesias:
       This is to advise you that we do not intend to review your registration statement.
        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Mariam Mansaray at 202-551-6356 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:    Scott Doney